SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated March 23, 2017 - Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2016

Document 1

Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2016

NASDAQ, TSX: NVCN

VANCOUVER, March 23, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced financial results for the quarter and year ended December 31, 2016 (all figures in U.S. dollars unless otherwise indicated).

"While the ongoing litigation continued to dominate the Company's narrative in 2016, we expect to know the outcome of our U.S. appeal later this year, bringing closure to this chapter in the Company's development," commented Neovasc CEO, Alexei Marko.  "The evidence stemming from the 26 cases of the Tiara's use and the hundreds of commercial cases with Reducer underscore for us that we remain on a path to advancing the standard of care for mitral regurgitation and refractory angina and improving the quality of life for patients suffering from these devastating diseases."

The Company's proprietary product for treating mitral valve disease, Tiara™, continues to perform well and has now been used to treat 26 patients under both early feasibility and compassionate use cases across North America and Europe.  Implantation is completed through a short trans-apical procedure and typically results in complete resolution of the patient's mitral regurgitation without significant residual leaks or obstruction of the ventricular outflow tract.  The 30-day survival rate for the first 24 patients (those treated more than 30 days ago) is 21 of 24 or 88% and there has been no 30-day mortality observed in any of the last 15 patients.  One patient is now over three years post implant.  The Company expects to begin enrolling patients in the coming weeks into its European CE Mark trial, with initial cases in Italy.

Sales of the Neovasc Reducer™ ("Reducer"), the Company's innovative device to treat refractory angina, grew 91% year over year in 2016.  There has been steady growth in the adoption of the product as implanting physicians see many of their patients who were refractory to other angina treatments returning with significant improvement in symptoms following implantation with Reducer.

Results for the quarters ended December 31, 2016 and 2015

Revenues
Revenues for the quarter ended December 31, 2016 were $2,761,122 compared to $2,224,046 for the same period in 2015.  Reducer revenues increased by 47% to $282,515 for the quarter ended December 31, 2016 compared to $192,013, for the same period in 2015.  Contract manufacturing and consulting services revenues were slightly increased in comparison to the same period in 2015.  Due to a recent agreement with Boston Scientific Corporation ("Boston Scientific") the Company expects a decline in revenue in the coming periods.  This is consistent with the Company's strategy to focus its business towards development and commercialization of its own products, the Reducer and the Tiara.

In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash.  Under the terms of the approximate $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Cost of Goods Sold
The cost of goods sold for the quarter ended December 31, 2016 was $2,052,969, compared to $1,942,140 for the same period in 2015.  The gross margin for the quarter ended December 31, 2016 was 26%, compared to 13% for the same period in 2015.  In 2015, the Company issued a credit note to a single customer, which reduced margins from 23% to 13% for the fourth quarter of 2015.

Expenses
Total expenses for the quarter ended December 31, 2016 were $7,437,156, compared to $8,352,093 for the same period in 2015, representing a decrease of 11%.  The decrease results from a $1,037,249 decrease in general and administrative expenses offset by a $273,035 increase in clinical trial and product development expenses for the Company's two new product development programs.

Selling expenses were $141,733 for the quarter ended December 31, 2016, compared to $292,456 for the same period in 2015, representing a decrease of 52%, due to lower sales consulting, less travel and lower stock compensation costs in 2016.  General and administrative expenses were $2,461,433 for the quarter ended December 31, 2016, compared to $3,498,682 for the same period in 2015, representing a decrease of 30%, due to a decrease in litigation expenses of $537,872 and a $296,782 decrease in share-based payments.  Product development and clinical trials expenses were $4,833,990 for the quarter ended December 31, 2016, compared to $4,560,955 for the same period in 2015 representing an increase of 6% due to an increased investment in the Tiara development program.

Losses
The net profit for the quarter ended December 31, 2016 was $37,213,791, or $0.54 basic earnings and $0.47 fully diluted earnings per share, compared with a loss of $7,383,608, or $0.11 basic and diluted loss per share for the same period in 2015.

Results for the years ended December 31, 2016 and 2015

Revenues
Revenues decreased 4% year-over-year to $9,512,796 for the year ended December 31, 2016, compared to revenues of $9,929,940 for the same period in 2015.  The reduction is primarily due to the decrease in surgical patch sales.  The Company ceased its production of surgical patches (product sales) in the second quarter of 2015.

Reducer sales for the year ended December 31, 2016 were $1,004,948, compared to $526,412 for the same period in 2015, representing an increase of 91%.  The Company started its sales of the Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe.

Contract manufacturing revenues for the year ended December 31, 2016 were $3,746,521, compared to $3,236,978 for the same period in 2015, representing an increase of 16%.  The increase in revenue for the year ended December 31, 2016 compared to the same period in 2015 is primarily due to growing revenues from Boston Scientific.  The Company believes that contract manufacturing revenues will decline in 2017 with the loss of Boston Scientific as a customer and recognizes that these revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the year ended December 31, 2016 were $4,761,327, compared to $5,812,814 for the same period in 2015, representing a decrease of 18%.  The reduction is indicative of the trend the Company is seeing in consulting service revenue.  The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Cost of Goods Sold
The cost of goods sold for the year ended December 31, 2016 was $7,091,761, compared to $6,938,134 for the same period in 2015.  The overall gross margin for the year ended December 31, 2016 was 25%, compared to 30% gross margin for the same period in 2015.  The Company has seen its gross margins decline due to a change in the product mix.  The lower margin the Company has received on its sales to Boston Scientific are only partially offset by the higher margins on the Reducer revenue.

Expenses
Total expenses for the year ended December 31, 2016 were $39,243,928, compared to $31,750,140 for the same period in 2015, representing an increase of $7,493,788 or 24%.  The increase in total expenses for the year ended December 31, 2016 compared to the same period in 2015 is primarily due to a $5,269,711 increase in general and administrative expenses (of which $6,111,912 relates to an increase in litigation expenses) and a $2,183,108 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the year ended December 31, 2016 were $696,638, compared to $655,669 for the same period in 2015, representing an increase of $40,969, or 6%.  The increase in selling expenses for the year ended December 31, 2016 compared to the same period in 2015 reflects costs incurred in connection with commercialization activities for the Reducer in 2016.  The Company has minimized its increase in selling expenses in the light of higher litigation costs and the impact of litigation on the Company.

General and administrative expenses for the year ended December 31, 2016 were $19,182,787 compared to $13,913,076 for the same period in 2015, representing an increase of $5,269,711, or 38%.  The increase in general and administrative expenses for the year ended December 31, 2016 compared to the same period in 2015 can be substantially explained by a $6,111,912 increase in litigation expenses, offset by a $813,075 decrease in share-based payments.  In 2016 the Company adjusted its compensation plan to directors, officers and senior management, decreasing the number of options granted by 75%, replacing these options with a smaller cash based bonus plan and increasing officers and senior management's base salaries by 10%.

Product development and clinical trial expenses for the year ended December 31, 2016 were $19,364,503, compared to $17,181,395 for the same period in 2015, representing an increase of $2,183,108, or 13%.  The increase in product development and clinical trial expenses for the year ended December 31, 2016 was due to a $1,183,962 increase in cash–based employee expenses as the Company hired additional staff to advance product development and a $2,076,259 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $1,243,976 decrease in share-based payments.

Other Income and Loss
The other loss for the year ended December 31, 2016 was $49,471,477, compared to other income of $2,195,195 for the same period in 2015, a change of $51,666,672.  This amount is made up of the $111,781,096 damages provision related to the litigation with CardiAQ Valve Technologies Inc. ("CardiAQ"), a $2,690,129 increase in the unrealized loss on the damages provision and a $1,894,473 increase in the loss on foreign exchange, offset by a $65,095,733 gain on sale of assets related to the agreement with Boston Scientific.

Losses
The operating losses and comprehensive losses for the year ended December 31, 2016 were $86,494,893 and $82,397,922 respectively, or $1.28 basic and diluted loss per share, as compared with losses of $26,730,490 and $35,116,695, or $0.41 basic and diluted loss per share for the same period in 2015.  Litigation expenses for the year ended December 31, 2016 represent a loss of $0.20 basic and diluted loss per share compared to a loss of $0.11 basic and diluted loss per share for the same period in 2015.  The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.  Total litigation costs since the initial claims were filed in June 2015 are approximately $21.06 million and the Company may require an additional $1-3 million to cover additional litigation expenses up to and including the appeal hearing, currently scheduled for August 2017.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings.  As at December 31, 2016 the Company had cash and cash equivalents of $22,954,571 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015.

The Company's working capital deficit is $17,497,931 as at December 31, 2016 compared to a working capital surplus of $54,274,867 as at December 31, 2015.  Unless the Company is successful in an appeal of the verdict, or otherwise is successful in reducing the amount of the approximate $112 million damages award to an amount less that the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business.  There can be no assurance that such financing will be available on favorable terms, or at all. The Company may be faced with significant monetary damages that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.  These circumstances create material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Cash used in operating activities for the year ended December 31, 2016 was $39,794,159, compared to $21,282,958 for the same period in 2015.  For the year ended December 31, 2016, operating expenses were $37,215,852, compared to $22,693,678 for the same period in 2015.  The cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $13.1 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation and less change in accounts payable related to research and development) were approximately $17.9 million.  Working capital items absorbed cash of $2,427,075, compared to working capital items generating cash of $821,165 for the same period in 2015.  This was principally due to an increase in accounts receivable which absorbed cash due at year end due to a final payment received immediately after the year end from Boston Scientific and a decrease in accounts payable and accrued liabilities as operational activities declined.

Outstanding Share Data
As at March 23, 2017, the Company had 78,699,345 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 7,800,680 stock options with a weighted average price of C$4.72.  The fully diluted share capital of the Company at March 23, 2017 is 86,500,025.

Neovasc's 2016 audited consolidated financial statements and notes thereto, its Management's Discussion and Analysis and its Annual Information Form will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR.  Neovasc's annual report on Form 40-F will be available on EDGAR.  In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's 2016 audited consolidated financial statements and notes thereto and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0546 or 416 764 8688.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 034470#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC.
Consolidated Statements of Financial Position
As at December 31,
(Expressed in United States dollars)

	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$22,954,571	$55,026,171
Cash held in escrow	70,000,000	-
Accounts receivable	3,117,474	1,736,941
Inventory	196,723	598,136
Prepaid expenses and other assets	505,340	146,590
Total current assets	96,774,108	57,507,838

Non-current assets
Restricted cash	449,760	-
Property, plant and equipment	1,585,635	3,720,556
Total non-current assets	2,035,395	3,720,556

Total assets	$98,809,503	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,490,943	$3,232,971
Damages provision	111,781,096	-
Total current liabilities and total liabilities	114,272,039	3,232,971

Equity
Share capital	168,712,673	161,505,037
Contributed surplus	22,301,437	20,569,110
Accumulated other comprehensive loss	(4,693,040)	(8,790,011)
Deficit	(201,783,606)	(115,288,713)
Total equity	(15,462,536)	57,995,423

Total liabilities and equity	$98,809,503	$61,228,394

NEOVASC INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,
(Expressed in United States dollars)

	2016	2015

REVENUE
Reducer	$1,004,948	$526,412
Product sales	-	353,736
Contract manufacturing	3,746,521	3,236,978
Consulting services	4,761,327	5,812,814
	9,512,796	9,929,940

COST OF GOODS SOLD	7,091,761	6,938,134
GROSS PROFIT	2,421,035	2,991,806

EXPENSES
Selling expenses	696,638	655,669
General and administrative expenses	19,182,787	13,913,076
Product development and clinical trials expenses	19,364,503	17,181,395
	39,243,928	31,750,140

OPERATING LOSS	(36,822,893)	(28,758,334)

OTHER INCOME/(EXPENSE)
Interest income	177,761	577,006
Interest expense	-	(2,538)
Damages provision	(111,781,096)	-
Gain on sale of assets	65,095,733	-
(Loss)/gain on foreign exchange	(273,746)	1,620,727
Unrealized foreign exchange loss on damages provision	(2,690,129)	-
	(49,471,477)	2,195,195
LOSS BEFORE TAX	(86,294,370)	(26,563,139)

Tax expense	(200,523)	(167,351)

LOSS FOR THE YEAR	$(86,494,893)	$(26,730,490)

OTHER COMPREHENSIVE GAIN (LOSS) FOR THE YEAR
Items that will be reclassified subsequently to profit or loss
Exchange difference on translation for other than damages provision	1,406,842	(8,386,205)
Exchange difference on translation for damages provision	2,690,129	-
	4,096,971	(8,386,205)

LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(82,397,922)	$(35,116,695)

LOSS PER SHARE
Basic and diluted loss per share	$(1.28)	$(0.41)

NEOVASC INC.
Consolidated Statements of Cash Flows
For the years ended December 31,
(Expressed in United States dollars)

	2016	2015

OPERATING ACTIVITIES
Loss for the year	$(86,494,893)	$(26,730,490)
Adjustments for:
Depreciation	755,734	503,709
Share-based payments	1,810,111	4,114,165
Damages provision	111,781,096	-
Gain on sale of assets	(65,095,733)	-
Write-down accounts receivable	5,071	25,893
Income tax expense	200,523	-
Interest income	(177,761)	(609,493)
Interest expense	-	2,538
	(37,215,852)	(22,693,678)

Net change in non-cash working capital items:
Accounts receivable	(1,362,272)	(468,478)
Inventory	(470)	(269,605)
Prepaid expenses and other assets	(221,973)	31,592
Accounts payable and accrued liabilities	(842,360)	1,527,656
	(2,427,075)	821,165

Income tax and Interest paid and received:
Income tax paid	(326,492)	-
Interest received	175,260	592,093
Interest paid	-	(2,538)
	(151,232)	589,555

Net cash applied to operating activities	(39,794,159)	(21,282,958)

INVESTING ACTIVITES
Increase in restricted cash	(449,760)	-
Increase in cash held in escrow	(70,000,000)	-
Redemption of guaranteed investment certificates	-	9,322,492
Purchase of property, plant and equipment	(656,170)	(2,143,128)
Proceeds from sale of assets, net of costs of $168,060	67,741,740	-
Net cash from / (applied to) investing activities	(3,364,190)	7,179,364

FINANCING ACTIVITIES
Repayment of long-term debt	-	(164,364)
Proceeds from private placement, net of costs of $35,540	7,054,660	69,879,210
Proceeds from exercise of options	75,192	1,090,092
Net cash from financing activities	7,192,852	70,804,938

NET CHANGE IN CASH AND CASH EQUIVALENTS	(36,028,497)	56,701,344

CASH AND CASH EQUIVALENTS
Beginning of the year	55,026,171	5,193,561
Exchange difference on cash and cash equivalents	3,956,897	(6,868,734)
End of the year	$22,954,571	$55,026,171

Represented by:
Cash	13,961,537	7,860,728
Cashable high interest savings accounts	8,993,034	25,490,443
Cashable guaranteed investment certificates	-	21,675,000
	$22,954,571	$55,026,171

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning its business, financial results, trends, litigation and other matters, including the Company's intentions and expectations relating to the CardiAQ litigation, significant monetary damages and required additional financing that may result from the CardiAQ litigation, the Company's ability to continue as a going concern, additional CardiAQ litigation expenses, the timing of patient enrollment in the European CE Mark trial, the decline of contract manufacturing and consulting revenues in future periods, the focus of the Company's business toward development and commercialization of its own products and the future success of the company in advancing the standard of care and quality of life for its patients. The words "expect", "may", "believe", "continue", "remain", "strategy", and similar words or expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to our litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern; the substantial doubt about our ability to continue as a going concern; risks relating to our need for significant additional future capital and our ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; our ability to establish, maintain and defend intellectual property rights in our products; risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable; our history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners; our ability to convince public payors and hospitals to include our products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of our products; health and safety risks associated with our products and our industry; risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of our products; risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by our employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; our dependence upon key personnel to achieve our business objectives; our ability to maintain strong relationships with physicians; risks relating to the sufficiency of our management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over our business operations and share price. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/23/c7677.html

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 23-MAR-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 23, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer